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H.R. Hallock, Jr.	TOKYO

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:                              RMR Real Estate Income Fund (“RIF”)

RMR Asia Pacific Real Estate Fund (“RAP”)

Dear Mr. Hallock:

On behalf of RAP, we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the U.S. Securities and Exchange Commission thereunder, one electronically signed Registration Statement on Form N-14 for RAP (the “Registration Statement”) in connection with the proposed reorganization of RIF into RAP.  A fee of $232.20 to cover the registration fee under the Securities Act has been paid.

We wish to note that the Registration Statement enclosed herewith addresses the same substantive transaction as that addressed in a Registration Statement on Form N-14 filed by RIF on June 6, 2011 (Nos. 333-174736 and 811-22234) (the “RIF Registration Statement”) pursuant to the Securities Act regarding the proposed reorganization of RAP into RIF.  The Boards of Trustees of RAP and RIF have determined to restructure the proposed reorganization and now propose to merge RIF into RAP.  As explained more fully in the Registration Statement, the substantive effect of the reorganization will be as if RAP had merged into RIF.

We would thus like to take this opportunity to respond to your oral comments of June 28, 2011 and July 1, 2011 regarding the RIF Registration Statement.  RIF and RAP (the “Funds”) have considered your comments and have authorized us to make the responses discussed below on the Funds’ behalf.  These changes have been reflected in the Registration Statement enclosed herewith, which is marked to show the changes made in response to your comments, as well as other changes made to the Registration Statement as compared to the RIF Registration Statement.  All changes were conformed throughout the Registration Statement, where applicable.

For ease of reference, we have included your comments below followed by our responses.

Comments and Responses

1.             Please provide us with an analysis of why RIF should be the “accounting/performance survivor” in this proposed merger using the factors set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (“NAST”).

In NAST, the SEC staff set forth five attributes that it compares when determining the accounting and performance survivor in a business combination involving investment companies: the funds’ (1) investment advisers; (2) investment objectives, policies, and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition.  Each of RIF and RAP have the same investment adviser and the remaining factors indicate that RIF is the proper fund to be treated as the accounting and performance survivor.

First, RIF and RAP have different investment objectives, policies and restrictions, and the reorganized RAP (the “Reorganized Fund”) will use RIF’s investment objectives, policies and restrictions.  In addition to retaining RIF’s investment objectives, policies and restrictions, the Reorganized Fund intends to divest its portfolio of all or substantially all of its Asia Pacific portfolio securities formerly attributable to RAP (the “RAP Legacy Assets”) and intends to retain RIF’s investment focus on U.S. REITs and other U.S.-based real estate companies.  This aspect of the proposed merger is clearly set forth in the Registration Statement.

Second, the Reorganized Fund will retain the same expense structure as RIF and the Reorganized Fund’s expense ratio will reflect this expense structure, as opposed to RAP’s.  In particular, the Reorganized Fund will adopt a leveraged capital structure similar to that of RIF and will seek to increase returns to common shareholders through the use of this leverage.  RAP does not use leverage to seek to increase returns to common shareholders.  In this respect, the expense structures of RIF and RAP are fundamentally different and the Reorganized Fund will adopt RIF’s leveraged expense structure, which will be further reflected in the Reorganized Fund’s expense ratio.  Indeed, the move for RAP shareholders into a leveraged fund such as the Reorganized Fund, where in normal market conditions they may realize the benefit of potentially greater returns offered by the use of leverage, constitutes the singular reason why RAP shareholders are expected to incur higher absolute expenses as shareholders in the Reorganized Fund.(1)

Third, after the consummation of the merger, the assets of the Reorganized Fund will consist of a majority of RIF’s assets. As of June 30, 2011, RIF’s managed assets (net assets attributable to common shares, plus leverage) were $119,892,334 and RAP’s managed assets were $73,183,146.  Assuming RAP repurchases 20% of its common shares in a pre-reorganization self-tender offer, RAP’s managed assets would be $58,546,517 immediately prior to the proposed merger based on its managed assets as of June 30, 2011.  Thus, based on these June 30, 2011 numbers, the Reorganized Fund’s managed assets would be $178,438,851, only 33% of which would be RAP Legacy Assets.

Finally, after the proposed merger the Reorganized Fund will divest its portfolio of all or substantially all of the RAP Legacy Assets and reinvest the proceeds in U.S. REITs and other U.S.-based real estate companies.  Thus, the Reorganized Fund’s portfolio will most closely resemble that of RIF’s.

The Funds thus believe that RIF is the proper fund to be treated as the accounting and performance survivor of the proposed merger.

2.             Please explain to us why you believe the merger of RAP into RIF will satisfy the “continuity of business enterprise” test. Please also address the status of your Private Letter Ruling request as of the date of your response to us.

(1)   See response to comment 7, infra.

As discussed above, the reorganization has been restructured such that RIF will merge into RAP. The Funds withdrew their Private Letter Ruling request by letter to the Internal Revenue Service dated July 22, 2011 and will obtain an opinion of counsel regarding the characterization of the merger of RIF into RAP as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

3.             In the first bullet point of the President’s Letter, please explicitly state that, subsequent to the closing of the merger, the Reorganized Fund will liquidate all of the RAP Legacy Assets, that the Reorganized Fund will reinvest the proceeds from this liquidation in securities of U.S.-based real estate companies, and that, as a result, RAP shareholders will be invested in a different fund with a different portfolio of investments.  Please generally make this point of disclosure more prominent throughout the Registration Statement.

We made the requested changes.

4.             Please add disclosure in relevant portions of the Registration Statement addressing the fact that the Reorganized Fund’s dividend following the merger will consist in substantial part of a return of capital.

Historically, RIF has earned net investment income (i.e., distributions received on RIF’s portfolio investments less its operating expenses) from its investments in excess of what it has paid in dividends to its common shareholders even though RIF’s financial statements show that its distributions to common shareholders include a return of capital component.  As explained in more detail below, RIF’s financial statements indicate that its distributions to common shareholders include a return of capital due to an accounting requirement rather than due to RIF making distributions in excess of its net investment income (i.e., RIF’s distributions received less its operating expenses).

RIF invests, and the Reorganized Fund will invest, primarily in the common and preferred securities of REITs, which are generally not subject to U.S. federal income taxes.  Distributions that RIF receives, and the Reorganized Fund expects to receive, from REITs in which it invests can be classified as ordinary income, capital gain income or return of capital for U.S. federal income tax purposes by the REITs that make these distributions to RIF.   As required under GAAP, RIF

excludes from investment income the portions of the distributions it receives from REITs classified by those REITs as capital gain income and return of capital income in preparing its financial statements.  RIF includes in its financial statements as “net realized gain on investments” that portion of the distributions received from REITs that is classified by those REITs as capital gain income.  RIF credits “net change in unrealized appreciation/(depreciation) on investments” in its financial statements with that portion of the distributions received from REITs that is classified by those REITs as return of capital.  These accounting adjustments have the effect of reducing the amount of dividend income and net investment income reported in RIF’s financial statements and are clearly disclosed in Note A(7) to RIF’s financial statements as of and for the year ended December 31, 2010.  The Reorganized Fund expects to make the same types of adjustments to its financial statements.

As shown in the following table, the amount of these accounting adjustments for the years ended December 31, 2010 and 2009 were in excess of the portion of distributions to common shareholders reflected as a return of capital in RIF’s financial statements.  In other words, absent the requirement to make these adjustments in RIF’s financial statements under GAAP, none of RIF’s 2010 or 2009 distributions to common shareholders would have been considered a return of capital.

	2010	2009
Capital gain adjustment (1)	$393,318	$297,951
Return of capital adjustment (2)	1,543,336	657,416
	1,938,664	957,376
Return of capital distributions (3)	1,478,064	947,954
Excess	$460,600	$9,422

(1)          Represents adjustment for portion of distributions received by RIF from REITs classified by those REITs as capital gain.

(2)          Represents adjustment for portion of distributions received by RIF from REITs classified by those REITs as return of capital.

(3)          Represents portion of distributions to common shareholders reflected as a return of capital in RIF’s financial statements.

The Funds therefore believe that no changes are necessary in response to this comment.  The Funds have, however, added disclosure to the Registration Statement under the heading “Proposals 1, 2 and 3: Reorganization Related Proposals — Additional Information About Common Shares of the Funds — Dividends and Distributions” summarizing the foregoing.

5.             In the third bullet point of the President’s Letter, please disclose that RAP’s expense ratio, assuming the use of leverage by the Reorganized Fund on a pro forma basis, will increase on a pro forma basis as a result of the merger.

We made the requested change.

6.             In our experience any benefit in respect of a narrowing of a market trading discount to net asset value is generally realized upon the announcement of a planned fund merger.  We note that the announcement of the planned merger of the Funds has not resulted in any material narrowing of the Funds’ market trading discount to net asset value.  Please clarify in the fourth bullet point in the President’s Letter (and elsewhere where relevant) why the Funds believe that the merger may result in a narrower market trading discount to net asset value for the Reorganized Fund.

The Funds respectfully submit that no change is necessary in response to this comment.  The Funds state throughout the Registration Statement that the expanded common shareholder base for the Reorganized Fund and the potential increase in current income for Reorganized Fund common shareholders after the consummation of the merger may lead to a narrower market trading discount to net asset value for the Reorganized Fund’s  common shares. The Funds’ boards of trustees continue to believe that, after the consummation of the merger, these factors may lead to a narrower market trading discount to net asset value for the Reorganized Fund’s common shares.

The Funds believe that the failure of their respective market trading discounts to net asset value to narrow upon the announcement of the merger is not dispositive of the question as to how market forces will unfold post-merger.  The Funds believe that an equally reasonable explanation is that market participants have not acted on what might be viewed as the risky assumption that the merger will occur — particularly given the complex nature of this particular reorganization, the uncertainty regarding the number of RAP shareholders who may seek to tender in RAP’s pre-Reorganization self-tender offer and the necessity of obtaining three separate approvals from RAP’s shareholders.

7.             Please remove the various discussions in the Registration Statement regarding the pro forma results of the proposed merger that do not reflect the Reorganized Fund’s use of leverage.  We believe that this disclosure is confusing.  For example, on page iv of the “Q&A” under the question “How Will the Reorganization Affect Fund Fees and Expenses,” the first paragraph need say nothing more in respect of RAP other than RAP shareholders will realize an expense ratio increase of 34 basis points if they approve their reorganization related proposals.

We have made the disclosure in the Registration Statement regarding the pro forma results of the proposed merger reflecting the Reorganized Fund’s use of leverage more prominent.  A discussion of the pro forma results of the proposed merger reflecting the Reorganized Fund’s use of leverage will come immediately prior to any discussion of the pro forma results of the proposed merger that do not reflect the Reorganized Fund’s use of leverage.

The difference in the Reorganized Fund’s expenses when leverage is reflected versus when leverage is not reflected is a material fact that RAP’s Board of

Trustees considered in approving the proposed merger and should be considered by RAP’s shareholders when determining whether to approve their reorganization related proposals.  This disclosure allows RAP’s shareholders to directly evaluate the cost of the Reorganized Fund’s leverage.  Absent this disclosure, RAP’s shareholders will not be able to evaluate this aspect of an investment in the Reorganized Fund, which RAP believes is material to making a decision regarding whether to approve RAP’s reorganization related proposals.

This disclosure is particularly important for RAP’s shareholders to consider in determining whether to approve the merger because RAP is unleveraged and RIF is, and the Reorganized Fund will be, leveraged.  RAP believes that its shareholders cannot make an informed decision with respect to whether to approve RAP’s reorganization related proposals without understanding the incremental cost of holding an investment in a leveraged fund.  The only way for RAP’s shareholders to directly assess that cost is to compare the expenses they would bear as shareholders in the Reorganized Fund if it were unleveraged with the expenses they would bear as shareholders in the Reorganized Fund with its pro forma leverage.  It also enables RAP shareholders to better compare the fees and expenses paid by RIF, and to be paid by the Reorganized Fund, for its operations compared to those historically incurred by RAP for its operations. Simply providing RAP’s shareholders with only the expenses they will bear in a leveraged Reorganized Fund would be akin to “comparing apples to oranges.”

This consideration is even more important for RAP’s shareholders given the facts and circumstances of this proposed merger.  Ignoring the Reorganized Fund’s leverage, merging RIF into RAP would result in a reduction of 10 basis points in total net expenses for RAP’s shareholders on a pro forma basis.  Including the Reorganized Fund’s leverage on a pro forma basis, merging RIF into RAP would result in an increase of 34 basis points in total net expenses for RAP’s shareholders on a pro forma basis.  Without this comparison, a RAP shareholder would be unable to discern that: (a) the incremental cost of being invested in a leveraged Reorganized Fund (as opposed to his current unleveraged investment in RAP) would be 44 basis points on a pro forma basis; and (b) the sole reason for the increased expenses he would bear on a pro forma basis is the Reorganized Fund’s adoption of a leveraged capital structure, each of which RAP believes is material for its shareholders to consider.  The use of leverage comes with the prospect for higher returns.  That benefit, however, has a corresponding cost.  RAP believes that its shareholders must be given the opportunity to decide for themselves whether the prospect of earning higher returns through the use of leverage is worth an extra 44 basis points in expense.

We note that other issuers have taken a similar approach in circumstances where the use of leverage distorted meaningful comparisons in pro forma expense ratio results for a fund merger.(2)

8.             Please add a discussion of the tax consequences of the Reorganized Fund liquidating the RAP Legacy Assets to the various discussions in the Registration Statement regarding the tax consequences of the proposed merger. In particular, please address whether the proceeds of such liquidation will result in capital gains.

We made the requested changes.

9.             Please provide us with an estimate of the amount of the cash payment RAP’s investment adviser proposes to make to it to compensate it for the loss of its contractual fee waiver if the merger is consummated (the “fee waiver buyout”).

Based on RAP’s managed assets as of June 30, 2011, an assumed closing date of October 21, 2011 for the proposed merger, and an applied discount factor of 7%, RMR Advisors, Inc., RAP’s investment adviser (the “Advisor”) would make a compensatory payment of $42,000 to RAP. The actual amount of this compensatory payment (after giving effect to the purchase of RAP common shares in the pre-merger self-tender offer) will change based on the actual closing date of the merger, the actual value of RAP’s managed assets on the closing date and the actual applied discount factor.

10.          Please explain to us whether the fee waiver buyout is a “joint transaction” under Section 17(d) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17d-1 thereunder, and whether you intend to rely on Rule 17d-1(d)(8) in connection with fee waiver buyout.

(2)          See BlackRock California Municipal Income Trust, Definitive Joint Proxy Statement/Prospectus, filed with the SEC pursuant to Rule 497 under the Securities Act of 1933 on Sept. 23, 2009.

In connection with the proposed merger, RAP will lose the benefit of its contractual fee waiver with the Advisor.  To compensate RAP for the elimination of its contractual advisory fee waiver, the Advisor has agreed to pay RAP the net present value of its fee waiver as of the closing date of the merger (the “Compensatory Payment”).

Rule 17d-1 prohibits registered investment companies and their affiliates, such as the Advisor, from entering into any joint enterprise or other joint arrangement without an exemptive order from the SEC.  The Compensatory Payment is not a joint enterprise or other joint arrangement.  The Compensatory Payment is the product of an arm’s-length contract negotiation between the Advisor, on the one hand, and RAP, on the other hand, and does not in any way implicate the conflict of interest abuses that Section 17(d) was intended to prevent.

Indeed, RAP’s trustees who are not “interested persons” of RAP under Section 2(a)(19) of the 1940 Act (“Independent Trustees”) are requiring that the Advisor take action to mitigate the loss of fee waiver in connection with the proposed merger.  The result of this requirement was an arm’s-length negotiation between RAP, on the one hand, and the Advisor, on the other hand, the result of which was the Compensatory Payment.  This process bespeaks of an independent board of trustees negotiating with its fund’s investment adviser on behalf of shareholders and extracting a concession from the Advisor.

This position is consistent with the treatment of merger-related expenses under Rule 17d-1.  Rule 17d-1(d)(8) allows an investment adviser to bear expenses in connection with an investment company merger without obtaining exemptive relief from the SEC.  The SEC adopted subsection (d)(8) of Rule 17d-1 as part of the same package of regulatory relief as Rule 17a-8.(3)  The SEC recognized that, “[i]n the course of a merger involving an investment company, its investment adviser may secure certain incremental financial benefits such as potentially greater fees,”(4) and that the investment adviser, “in turn, may propose to bear expenses associated with the transaction, either directly or by reimbursing the participating

(3)   See Mergers and Consolidations Involving Registered Investment Companies, 1940 Act Rel. No. 11053 (Feb. 19, 1980).

(4)   Mergers and Consolidations Involving Registered Investment Companies, 1940 Act Rel. No. 10886 (Oct. 2, 1979).

investment companies.”(5)  Here, the proposed merger will result in the Advisor securing a larger investment advisory fee with respect to the RAP Legacy Assets.  To compensate RAP, the Advisor has agreed to reimburse RAP for this expense of its merger by the Compensatory Payment.  The Compensatory Payment thus falls squarely within the types of “expenses” the SEC contemplated in adopting subsection (d)(8) of Rule 17d-1.

11.          On page v of the “Q&A” the Funds assert that RAP’s management fee will be reduced by 15 basis points as a result of the merger.  Please clarify here and elsewhere where relevant that RAP’s management fee will increase both (a) for the period of time prior to the expiration of RAP’s fee waiver, and (b) when the Reorganized Fund’s leverage is taken into account.

We made the requested clarifications.

12.          Rule 17a-8 under the 1940 Act requires the board of trustees of each Fund to determine that its Fund’s participation in the proposed merger is in the best interests of the Fund.  Please disclose why RAP’s Board of Trustees believes the proposed merger is in the best interests of RAP in light of the following:

(a)           the Reorganized Fund’s expense ratio after the merger will be higher than RAP’s current expense ratio;

(b)           RIF’s merger into RAP would result in shareholders of RAP no longer being invested in a fund seeking capital appreciation, but rather in a fund seeking income and capital appreciation, with the “income” component (including the increase thereto planned if the merger is consummated) consisting substantially of return of capital; and

(c)           RIF’s merger into RAP would result in shareholders of RAP no longer being invested in a fund making investments in Asia Pacific issuers in the real estate sector, but rather in a fund

(5)   Id.

making investments in U.S. issuers treated as REITs for U.S. federal income tax purposes.

Please also disclose whether RAP’s Board of Trustees considered any alternatives to merging RIF into RAP.  Please also indicate in the “Board Considerations” disclosure what factors, if any, the Funds’ Boards of Trustees gave more weight to in reaching their conclusions to recommend the merger to the Funds’ shareholders.

We have revised the disclosure in the Registration Statement in response to these comments.  We note that, with respect to (a) and (b), above, the Funds’ revisions are consistent with the Funds’ responses to comments 4 and 7.

13.          Rule 17a-8(a)(4) requires funds that are affiliated persons of each other to satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act in order to utilize Rule 17a-8.  The “fund governance standards” require a fund to have a chairman of the board who is an Independent Trustee and a board of trustees consisting of at least 75% Independent Trustees.  Neither RIF nor RAP appear to meet these requirements.  Please explain to us why you believe RIF and RAP satisfy the requirements of subparagraph (a)(4) of Rule 17a-8.

On July 27, 2004, the SEC promulgated amendments to various exemptive rules under the 1940 Act (including Rule 17a-8) requiring investment companies relying on such exemptive rules to adopt certain governance practices, including having (a) a board with no less than 75% Independent Trustees, and (b) a chairman of the board of trustees who is an Independent Trustee.(6)  On April 7, 2006, the United States Court of Appeals for the District of Columbia Circuit vacated these two requirements, holding that “because the [SEC] relied on extra-record material critical to its costs estimates without affording an opportunity for comment to the prejudice of the [Chamber of Commerce of the United States], we hold that the [SEC] violated the comment requirement of section 553(c) [of the Administrative Procedure Act].”(7)  While the SEC has subsequently sought additional public

(6)   See Chamber of Commerce of the United States v. SEC, 443 F.3d 890, 893 (D.C. Cir. 2006); Investment Company Governance, 1940 Act Rel. No. 26520 (Jul. 27, 2004).

(7)   Chamber of Commerce, 443 F.3d at 908-09.

comment on its cost estimates for implementing these two conditions,(8) to our knowledge the SEC has not re-adopted these two conditions.(9)  Moreover, the registration form for closed-end investment companies expressly contemplates that a fund may have a chairman of the board who is an “interested person” of the fund as defined in Section 2(a)(19) of the 1940 Act.(10)

Accordingly, neither RIF nor RAP is required to have Independent Trustees comprise at least 75% of their boards or an Independent Trustee serve as the chairman of their boards in order to rely on Rule 17a-8.  Rather, in order to rely on Rule 17a-8, RIF and RAP must each have a board of trustees composed of trustees a majority of whom are Independent Trustees.(11)  Each of RIF and RAP have 5 trustees, 3 of whom (60%) are Independent Trustees, thereby satisfying this requirement.

14.          On page 5 of the Prospectus, the Funds reference a total annual cost savings of approximately $221,000.  Please explain to us how a cost savings can exist when RAP’s expenses would increase as a result of the merger.  Please add disclosure to the Prospectus addressing how the Funds arrived at this estimate and any assumptions underlying it.

This cost savings represents the elimination of duplicative and nonrecurring services and costs as a result of the merger of RIF and RAP.  These costs include annual charges for stock exchange listing fees, transfer agency fees, administration and sub-administration fees, custodian fees, the costs of preparing separate annual audited financial statements, legal fees for ordinary business and the like.  Combining the Funds will spread these costs over a larger asset base and result in savings to the Reorganized Fund, as compared to the Funds on a standalone basis.

(8)        See, e.g., Investment Company Governance, 1940 Act Rel. No. 27600 (Dec. 15, 2006).

(9)        See TAMAR FRANKEL & ANN SCHWING, THE REGULATION OF MONEY MANAGERS § 9.04[E] (2010); see also Proxy Solicitation and Disclosure Enhancements, 1940 Act Rel. No. 28817, at n.77 (Jul. 10, 2009) (acknowledging that the current rulemaking did not address the issues considered by the SEC in the Investment Company Governance rulemaking).

(10)      See Form N-2, Item 18.5.a. (requiring disclosure as to “whether” the chairman of the fund’s board is an Independent Trustee and, if not, disclosure as to whether the fund has a lead Independent Trustee).

(11)      See Role of Independent Directors of Investment Companies, 1940 Act Rel. No. 24816 (Jan. 2, 2001).

As explained in response to comment 7, above, the sole reason for RAP’s expenses increasing on a pro forma basis is the Reorganized Fund’s adoption of a leveraged capital structure and the consequent requirement that RAP’s shareholders pay for the potential benefits conferred by that leverage.  This savings estimate is independent of the additional costs that RAP shareholders will bear as a result of paying for the Reorganized Fund’s cost of leverage and quantifies the economies of scale expected from this merger.  We have added disclosure to the Registration Statement clarifying this point.

15.          In the expense table on page 11 of the Prospectus, please change the heading “Fund (Portfolio Fund) Fees and Expenses” to “Acquired Fund Fees and Expenses.”

We made the requested change.

16.          Please delete footnote 5 to the expense table on page 12 of the Prospectus; the staff’s position is that this type of footnote is only permitted for a newly-formed fund.

The Funds acknowledge the staff’s position.  The Funds, however, have retained footnote 5 to the expense table for the reasons discussed in the Funds’ response to comment 7, above.

17.          We believe that footnote 6 to the expense table on page 12 of the Prospectus is redundant and confusing.  Please revise it.  Additionally, since RAP’s expenses will increase as a result of the merger, please revise this table to reflect the projected cost savings to the Funds (if any) on an individual basis if you intend to retain this table in footnote 6.

We have revised the text of footnote 6 and added disclosure clarifying the content of the table included in footnote 6 consistent with the Funds’ response to comment 14, above.

18.          Please revise the Funds’ pro forma portfolio of investments included as an appendix to the Statement of Additional Information (“SAI”) to reflect an adjustment for the post-merger liquidation of the RAP Legacy Assets and the reinvestment of the proceeds as described in the Registration Statement.  Please make any relevant corresponding changes to the Funds’ pro forma statement of assets and liabilities and statement of operations.

We made the requested changes.  Please note that there are no corresponding changes required to be made to the Funds’ pro forma statement of assets and liabilities or statement of operations.

19.          Please add disclosure to the Registration Statement discussing in greater detail the liquidation of the RAP Legacy Assets and the Reorganized Fund’s subsequent reinvestment of the proceeds.  Please address specifically the role of the Reorganized Fund’s portfolio managers in this process, including the qualifications of the Reorganized Fund’s (formerly RIF’s) portfolio managers to manage the RAP Legacy Assets on a day-to-day basis during any pre-liquidation period and to make an investment decision regarding when and how to liquidate the RAP Legacy Assets.  Please also address whether MacarthurCook Investment Managers will be involved in managing the RAP Legacy Assets after the consummation of the merger.

We made the requested changes.

20.          Please make the pro forma financial statements Appendix A to the SAI.

We made the requested change.

21.          Please explain to us whether the 8.63% ownership of RIF by RIF’s officers and trustees would disqualify the Funds from relying on Rule 17a-8 in connection with the merger.

Prior to 2002, Rule 17a-8 under the 1940 Act permitted affiliated investment companies to merge without first obtaining an exemptive order only when the participating funds were affiliated solely because the funds had common investment advisers, officers, and/or directors.(12)  In 2002, the SEC revised Rule 17a-8 “to permit affiliated fund mergers regardless of the reasons for the funds’ affiliation.”(13)  This revision was designed to codify the terms of exemptive orders granting relief for fund mergers that did not previously qualify under the old Rule 17a-8.(14)  Importantly, this revision was made prior to the adoption of certain fund governance requirements that have since been vacated by the United States Court of Appeals for the District of Columbia Circuit, and was thus predicated on a policy rationale independent from compliance with these vacated requirements.(15)  Therefore, the 8.63% ownership of RIF by RIF’s officers and trustees, and in particular the status of one of RIF’s trustees who is an “interested person” of RIF (as defined in Section 2(a)(19) of the 1940 Act) as a greater than 5% shareholder, would not disqualify the Funds from relying on Rule 17a-8.

22.          In the “Investment Restrictions” section of the SAI, please revise the disclosure to clarify what the differences are between the Funds’ respective fundamental and non-fundamental investment restrictions, if any.

We made the requested revisions.  We also note that where differences exist, they are also included in the chart under the heading “Comparison of the Funds: Investment Objectives and Policies” in the Prospectus.

23.          The Funds disclose on page 93 of the SAI that they do not have a chairman of their respective boards of trustees.  Please explain to us whether the Funds are required to have a chairman of their respective boards of trustees.

The Funds are not required to have a person serving in the office of “chairman of the board of trustees.”  The Funds are Delaware statutory trusts and nothing in the Delaware Statutory Trust Act, the Funds’ declarations of trust or the Funds’ bylaws require the Funds to have a person serving in the office of “chairman

(12)      See Investment Company Mergers, 1940 Act Rel. No. 25666 (Jul. 18, 2002).

(13)      Id.

(14)      See id.

(15)      See supra response to comment 13.

of the board of trustees.”(16)  Additionally, none of the Federal securities laws, the regulations promulgated thereunder, or the listing standards of the NYSE Amex require the Funds to have a person serving in the office of “chairman of the board of trustees.”

24.          On page 93 of the SAI, please add additional disclosure regarding why the Funds’ boards of trustees believe their leadership structure is appropriate given the specific characteristics or circumstances of the Funds.

We made the requested changes.

25.          Please respond to these comments via a pre-effective amendment and include a “Tandy” representation in your written correspondence addressing these comments.

The Registration Statement accompanies this letter.

In connection with the effectiveness of the Registration Statement, the Funds acknowledge that the disclosure included in the Registration Statement is the responsibility of the Funds. The Funds further acknowledge that the action of the SEC or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement and that the Funds will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

***

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Ken Burdon at (617) 573-4836.

(16)      See Delaware Statutory Trust Act § 3825(b) (“It is the policy of this subchapter to give maximum effect to the principle of freedom of contract and to the enforceability of governing instruments.”); Bylaws of RMR Asia Pacific Real Estate Fund, § 3.1, available as an Exhibit to RAP’s Form N-SAR, filed with the SEC on Feb. 26, 2010; Bylaws of RMR Real Estate Income Fund, § 3.1, available as an Exhibit to RIF’s Form N-SAR, filed with the SEC on Feb. 26, 2010.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman